Exhibit 3.2

Amendment to Bylaws
of
Petro Resources Corporation

Article I, Sections 1.1 and 1.2 of the Bylaws of Petro Resources Corporation are deleted in their entirety and in its place shall be substituted the following:

“1.1 Registered Office. The registered office of Petro Resources Corporation, a Delaware corporation (hereinafter called the “Corporation”), in the State of Delaware shall be at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, and the name of the registered agent in charge thereof shall be Corporation Service Company.

1.2 Principal Office. The principal office for the transaction of the business of the Corporation shall be 5100 Westheimer, Suite 200, Houston, Texas 77056. The Board of Directors (hereinafter called the “Board”) is hereby granted full power and authority to change the principal office from one location to another.”

Article III, Section 3.9 of the Bylaws of Petro Resources Corporation is deleted in its entirety and in its place shall be substituted the following:

“3.9 Special Meetings. Special meetings of the Board shall be held whenever called by the Chairman of the Board, the President or any two or more directors. Except as otherwise provided by law or by these Bylaws, notice of the time and place of each such special meeting shall be mailed to each director, addressed to him at his residence or usual place of business, at least five (5) days before the day on which the meeting is to be held, or shall be sent to him at such place by electronic transmission, including email or facsimile, or be delivered personally not less than forty-eight (48) hours before the time at which the meeting is to be held. Except where otherwise required by law or by these Bylaws, notice of the purpose of a special meeting need not be given. Notice of any meeting of the Board shall not be required to be given to any director who is present at such meeting, except a director who shall attend such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.”

Article VIII, Section 2 of the Bylaws of Petro Resources Corporation is deleted in its entirety and in its place shall be substituted the following:

“6.2 Transfers of Stock. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation by the registered holder thereof, or by such holder’s attorney thereunto authorized by power of attorney duly executed and filed with the Secretary, or with a transfer clerk or a transfer agent appointed as provided in Section 6.3, and upon surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes thereon. The person in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation. Whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact shall be so expressed in the entry of transfer if, when the certificate or certificates shall be presented to the Corporation for transfer, both the transferor and the transferee request the Corporation to do so. The stock transfer books of the Corporation shall not be closed for any reason.”

Effective Date: April 14, 2006